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                           October 5, 2022

       Ross DiMaggio
       Chief Financial Officer
       AmeriCrew Inc.
       21 Omaha Street
       Dumont, NJ 07628

                                                        Re: AmeriCrew Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 22,
2022
                                                            File No. 000-56176

       Dear Ross DiMaggio:

              We have reviewed your September 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 9, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021 and Form 10-Q for the Quarterly
       Period Ended June 30, 2022

       Evaluation of Disclosure Controls and Procedures, page 54

   1. We note your response to comment 1. Please be advised that the comment will remain open until your filing
of the amended 10-K for the fiscal year ended December 31, 2021 that fully addresses
the issue raised.
       Index to Consolidated Financial Statements
       Consolidated Statements of Operations, page F-4
 Ross DiMaggio
FirstName
AmeriCrewLastNameRoss  DiMaggio
            Inc.
Comapany
October    NameAmeriCrew Inc.
        5, 2022
October
Page 2 5, 2022 Page 2
FirstName LastName
2. We note your response to comment 5. As we noted in the comment, page F-18 discloses that all outstanding preferred stock converted to common stock on December 21, 2021.
         We located no disclosure suggesting conversion occurred on November 22, 2021. This suggests 290,340 common shares outstanding from January 1, 2021 to December 21,
         2021, followed by 15,764,425 common shares outstanding from December 22, 2021 to
         December 31, 2021. This would indicate that the weighted average number of common shares outstanding for fiscal year 2021 was considerably less than 1,943,735. Please advise.

3. Please provide us the revised weighted average number of common shares outstanding you expect to report in your amended June 30, 2022 Form 10-Q for the comparative 2021 periods, and how they were calculated.
Consolidated Statements of Stockholders' Equity (Deficit), page F-5

4. We note your response to comment 6 that the $282,450 of recapitalization expenses should have been expensed during fiscal 2021 instead of charged to equity, since no gross proceeds were realized from your 2021 recapitalization. In conjunction with comment 5 below, please confirm that the audited comparative December 31, 2021 financial statements in your transitional 10-K will also include a restatement to correct for this error along with appropriate footnote disclosure of the nature of the restatement and its materiality to your fiscal 2021 financial statements as originally filed.
General

5. We note in your response that you expect to change your fiscal year from December 31st to September 30th effective October 1, 2022, and subsequently file a transitional Form 10-
         K for the nine months ended September 30, 2022 (transitional 10-K). Please address the following:

                Please confirm your plan to furnish under Item 5.03 a Form 8-K explaining the fiscal year change.

                Please confirm that your transitional 10-K will include audited comparative
              December 31, 2021 balance sheet and the related periodic financial statements for the year then ended that are restated to address comments 2, 3, 4 of our September 9,
              2022 comment letter. Please also confirm that you will include appropriate footnote disclosure explaining the nature of the restatements and your evaluation both quantitatively and qualitatively of the materiality of each to your fiscal 2021 financial statements as originally filed.
6. We note your response to comment 3. Please be advised that this comment will remain open until your filing of the amended June 30, 2022 Form 10-Q that fully addresses the issue raised.
 Ross DiMaggio
AmeriCrew Inc.
October 5, 2022
Page 3
7. We note your responses to comments 7, 8, 9, and 10.Please be advised that the comments will remain open until your filing of the amended June 30, 2022 Form 10-Q that fully addresses the issues raised in each. With respect to comment 10, please confirm that you will be including Exhibits 31.1, 31.2, and 32.1 as part of the amended June 30, 2022 10-
         Q. Your response references their inclusion with respect to the Form 10-K.
      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or
Shannon
Menjivar, Accounting Branch Chief at (202) 551-3856 if you have any questions.



FirstName LastNameRoss DiMaggio                              Sincerely,
Comapany NameAmeriCrew Inc.
                                                             Division of
Corporation Finance
October 5, 2022 Page 3                                       Office of Real
Estate & Construction
FirstName LastName